BRISTA CORP.

Stigu iela, 26 dz. 2, Mezares, Babites pagasts, Latvia LV- 2101, Tel. 37127196113

January 13, 2014

Ms. Asia Timmons-Pierce,

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Brista Corp.

Registration Statement on Form S-1

Filed October 15, 2013

File No. 333-191721

Dear Ms. Asia Timmons-Pierce:

Brista Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 7, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 15, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: We did not and do not present any written communication to potential investors. We do not have any written materials or research reports about us that published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is to produce crumb rubber tiles. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

3. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response: There are no any companies for which our sole officer and director may have acted as a promoter or in which he had a controlling interest.

4. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response: We revised our disclosure throughout the registration statement, including the prospectus cover page, to state that we are currently a shell company.

Cover Page of the Prospectus

5. Please disclose that money raised in this offering will be immediately available to the company and its sole officer and director and that there will be no refunds. Please revise your risk factors to address this as well.

Response: We disclosed that money raised in this offering will be immediately available to the company and our sole officer and director and that there will be no refunds. We also included a risk factor to address this as well.

Prospectus Summary, page 5

6. Please revise the disclosure to state that, if you are unable to raise a minimum funding of $60,000 required to conduct your business over the next 12 months, your business may fail.

Response: We revised the disclosure to state that, if we are unable to raise a minimum funding of $60,000 required to conduct your business over the next 12 months, our business may fail.

7. We note your disclosure that if you do not generate any revenue you may need a minimum of $10,000 of additional funding to pay for ongoing SEC filing requirements. Your current disclosure seems to suggest that you would not need additional funding if you were to generate revenue after the twelve month period. Please revise your disclosure to clarify that even if you generate revenue such revenue may be insufficient to cover your ongoing SEC filing requirements so you may need to seek additional financing to cover those costs.

Response: We revised our disclosure to clarify that even if we generate revenue such revenue may be insufficient to cover our ongoing SEC filing requirements so we may need to seek additional financing to cover those costs.

Risk Factors, page 6

8. Please revise the beginning paragraph in order to clarify that this section includes all of the known material risks in the offering.

Response: We revised the beginning paragraph in order to clarify that this section includes all of the known material risks in the offering.

9. Please add risk factors on the following:

* Your intention not to obtain any insurance;

* Your sole officer has no experience in your company’s industry;

* Industry risks; and

* Mr. Levaskovics has no experience in selling stock.

Response: We added risk factors in accordance with the comments of the commission.

We have yet to earn revenue and our ability to sustain our operations is…, page 6

10. Please remove the word sustain from this risk factor as it suggests that you have already begun your operations.

Response: We removed the word sustain from this risk factor.

Use of Proceeds, page 12

11. Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only and that the actual amount of proceeds raised, if any, may differ significantly.

Response: We revised our disclosure to clearly state that the various offering amounts presented are for illustrative purposes only and that the actual amount of proceeds raised, if any, may differ significantly.

12. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No. 1 to Item 504 of Regulation S-K.

Response: We revised our disclosure in accordance with the comments of the commission.

13. We note that if you raise $60,000 that you intend to use $1,000 to establish an office and $13,000 for leasing premises and equipment. We note that Mr. Levaskovics is currently providing office space free of charge to the company. Please disclose if any of the proceeds will be used to pay for this office or any costs associated with this office.

Response: We revised to disclose that no proceeds will be used to pay for this office or any costs associated with this office.

Management’s Discussion and Analysis of Financial Condition…Operations, page 15

14. We note your plan of operation for the next 12 months. Please be more specific regarding each description of activity and discuss in more detail how you intend to implement each step of your business plan. Additionally, please also disclose your plan of operations with respect to the company’s day-to-day operations.

Response: We revised our disclosure in accordance with the comments of the commission.

Pan of Operation, page 17

15. Please provide clear disclosures of the impact on the plan of operations if you are unable to raise the maximum in this offering.

Response: We provided clear disclosures of the impact on the plan of operations if we are unable to raise the maximum in this offering.

16. Please provide a more detailed description of the company’s plan of operations for the next twelve months. In particular, please explain how you intend to meet each of these milestones if you cannot raise the maximum in this offering. We also note that you have not provided details about the production process other than to state that you have leased equipment for the production of crumb rubber tile.

Response: Response: We revised our disclosure in accordance with the comments of the commission.

Description of Business, page 19

General

17. Please revise your registration statement to include all of the information required by Item 101(h)(4).

Response: We revised our registration statement to include all of the information required by Item 101(h)(4).

18. Please expand your disclosures to identify your target market and how you intend to sell your products to customers within your target market.

Response: We expanded our disclosures to identify your target market and how you intend to sell our products to customers within our target market.

19. Please describe your sole officer’s experience in your intended industry.

Response: We revised to describe our sole officer’s experience in our intended industry.

20. Please expand your disclosures to include a description of the equipment covered by your Premises and Equipment Lease Agreement.

Response: We expanded our disclosures to include a description of the equipment covered by our Premises and Equipment Lease Agreement.

21. We note that your principal executive offices are located at Stigu iela, 26 dz.2, Mezares, Babites pagasts, Latvia LV- 2101. Please revise to provide Item 102 of Regulation S-K disclosure for this property and the property covered by the Premises and Equipment Lease Agreement.

Response: We revised in accordance with the comments of the commission.

22. We note your disclosure that your business office is provided to you free of charge by Mr. Levaskovics. Please expand your description to clarify whether your office is a part of a residence or an employer’s location and, if employer, whether they are aware and approve of this activity. Please also disclose how long you anticipate to be able to use this office free of charge.

Response: We revised to expand you description to clarify that our office is a part of a residence of our sole officer and director and that he agreed to rent it free of charge as long as we need it.

Our Business, page 19

23. Please revise your disclosure to discuss the availability of raw materials for your business. We note that you plan to purchase crumb rubber from European suppliers such as Metaloidas UAB (Siauliai, Lithuania) и Tyres Herco SA (Greece). Please clearly state whether you have entered into agreements or negotiations with these entities and whether you have a contract or agreement. We note the disclosure on page 16 as of the date of this prospectus you have not contacted any suppliers of crumb rubber.

Response: We revised our disclosure to discuss the availability of raw materials for our business. We also clearly stated that we have not entered into agreements or negotiations with Metaloidas UAB (Siauliai, Lithuania) и Tyres Herco SA (Greece) and do not have a contract or agreement.

24. Based on the geographical market you first intend to distribute your products, please supplement your disclosure by providing a brief overview of what that market’s demand for your products currently is, or what is forecasted to be.

Response: We provided a brief overview of what that market’s demand for our products is forecasted to be.

Competition, page 20

25. Please expand your discussion of the competitive conditions in your industry, providing examples of “many barriers of entry in the crumb tile market.”

Response: We expanded our discussion of the competitive conditions in our industry, providing examples of “many barriers of entry in the crumb tile market.”

Government Regulation, page 21

26. We note that you will be required to comply with applicable governmental regulations relating to your business. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by any of the country in which you plan to distribute your products. See Item 101(h)(4)(ix) of Regulation S-K.

Response: We revised our disclosure to discuss the effect of any existing or probable government regulation on our business, including any applicable export or import regulations or controls imposed by any of the country in which we plan to distribute our products.

Directors, Executive Officers, Promoter and Control Persons, page 21

27. Please revise your disclosure regarding Mr. Levaskovics to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Response: We revised our disclosure in accordance with the comments of the commission.

Certain Relationships and Related Transactions, page 23

28. You disclose that Mr. Levaskovics, your sole officer and director (i) has advanced you $217; (ii) has agreed to loan you funds to complete the registration process; and (iii) provides office space free of charge to the company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please advise or file as an exhibit to the registration statement a written description of your oral agreements with Mr. Levaskovics. With respect to the office space arrangement, disclosure the material terms, including the length of the time the company will be able to use the office space without paying rent and whether there are any conditions to the use of the space.

Response: We filed as an exhibit to the registration statement a written description of our oral agreements with Mr. Levaskovics. With respect to the office space arrangement, we disclosed the material terms, including the length of the time the company will be able to use the office space without paying rent and that there are no any conditions to the use of the space.

29. Please revise this section to disclose that the $217 loan is due upon demand by Mr. Levaskovics.

Response: We revised this section to disclose that the $217 loan is due upon demand by Mr. Levaskovics.

30. To the extent that Mr. Levaskovics may be considered a control person or a promoter of the company, expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Response: We expanded our disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Future sales by existing stockholders, page 24

31. Please note that Rule 144 may not be available for the resale of securities initially issued by shell companies because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. In this regard, please see Rule 144(i) and SEC Release No.33-8869 (2007). Please revise your disclosure accordingly.

Response: We revised our disclosure in accordance with the comments of the commission.

Plan of Distribution, page 24

32. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Levaskovics solicit the investors through direct mailings and/or through personal contact, how will she identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Levaskovics intends to use in this regard. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Response: We revised to disclose the manner in which the securities will be offered. We will not use any materials to offer securities. We filed a form of the subscription agreement that we will use in this offering as an exhibit to the registration statement.

33. Please disclosed Mr. Levaskovics experience in selling securities to investors.

Response: We disclosed that Mr. Levaskovics has no experience in selling securities to investors.

34. Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission’s website. We note the disclosure that “there is no arrangement to address the possible effect of the offering on the price of the stock.”

Response: We revised our disclosure to address how we intend to comply with the applicable requirements of Regulation M

35. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Response: We disclosed that the person offering the securities on our behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

36. Please disclose whether Mr. Levaskovics will purchase securities in this offering.

Response: We disclosed that Mr. Levaskovics will not purchase securities in this offering.

Right to Reject Subscriptions, page 25

37. Please explain the purpose of your statement that you have the right to accept or reject subscriptions “for any reason or no reason.” Please disclose the criteria you will use whether to reject a subscription.

Response: We deleted this disclosure.

Interests of Named Experts and Counsel, page 27

38. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of Securities Act of 1933.

Response: We included in the prospectus the address of counsel who passed on the legality of the shares to be issued.

Undertakings, page 39

39. Please revise to provide the undertakings required by Item 512 of Regulation S-K. We note in particular the reference to “Rule 217.”

Response: We revised the undertakings in accordance with the comments of the commission.

Financial Statements

Note 5 - Subsequent Events, page F-8

40. Please revise to specifically disclose the date through which the financial statements were available to be issued. Please refer to ASC 855-10-50-1.

Response: We revised to specifically disclose the date through which the financial statements were available to be issued.

Please direct any further comments or questions you may have to the company at bristacorp@gmail.com

Thank you.

Sincerely,

/S/ Andrejs Levaskovics

Andrejs Levaskovics, President

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